Exhibit 99.3

Updates to the economic valuation of Suny Telecom (1994) LTD. – SEPTEMBER 18, 2008

PAGE 18, CLAUSE 2.3

Following are historical data regarding the development of the number of subscribers in the various companies, in thousands. (It should be noted that, apparently, there are differences in the categorization of subscribers between the various companies, and that, from time to time in some of the companies changes are made in the definitions of subscriber/active subscriber, which also makes it difficult to compare the companies over the years):

End of calendar year	Pelephone	Partner	Cellcom
2007	2,622	2,800	3,073
2006	2,427	2,688	2,884
2005	2,343	2,529	2,603

PAGE 33, CLAUSE 1

1.	Income statement

The following are the Company’s condensed business results for the years 2006-2007, as well as for the first half of 2008 (NIS thousands):

	1-6 2008%		1-6 2007%		Year 2007%		Year 2006%
Revenues	205,917	100.0%	164,205	100.0%	409,890	100.0%	463,397	100.0%
Operating expenses	*195,026	94.7%	156,020	95.0%	380,832	92.9%	418,547	90.3%
Operating Income	*10,891	5.3%	8,185	5.0%	29,058	7.1%	44,850	9.7%

Source: Data for January – June 2008 and 2007 are based on the note on business sectors in the June 2008 financial statements of Suny Electronics Ltd. (financial statements in conformance with the IFRS). Data for the years 2007 and 2006 are based on the note on business sectors presented in the financial statements for the year 2007 of Suny Electronics Ltd. (financial statements in conformance with Israeli financial reporting standards).

* The operating expenses in the first half (January – June) of 2008 include management fee expenses totalling some NIS 10 million. After neutralizing these management fees, which the Company’s Management advised us are within the scope of nonrecurring expenses, the operating income for the first half was some NIS 20.9 million. It should be noted that, in Giza-Singer-Even’s valuation, which is specified in Chapter 7 hereunder, it was assumed that the operating income during the second half would reach a volume of some NIS 23.4 million. The improvement in the results during the second half is based on the Company Management’s assessments, which we have adopted.

Sales – In 2007, the Company recorded a decrease in the overall volume of sales (decrease at the rate of about 11.5%). The decrease in revenues from sales of cellular phones in 2007 compared to sales of cellular phones in 2006, derived primarily from the decline in the average selling price of cellular phones sold by the group, which was significantly impacted by the devaluation of the US dollar in 2007, compared to 2006.

Suny Electronics’ Periodic Report for 2007 presented the sales to the cellular operators (including revenue from replacement parts and accessories), as specified hereunder (in NIS millions): Pelephone – NIS 211 million, Cellcom – NIS 68 million, and Partner – NIS 103 million, for a total of some NIS 382 million. The balance of the revenue derives mainly from sales to Dynamica.

We have been informed by the Company that the sales to the cellular operators (including revenue from replacement parts and accessories) for the first half of 2008 were as specified hereunder (in NIS millions): Pelephone – NIS 124 million, Cellcom – NIS 43 million, and Partner – NIS 27 million, for a total of some NIS 194 million.

The volume of the Company’s sales during the first half of 2008 was significantly greater than the volume of sales during the corresponding period last year, this, mainly because of the rise in the quantity of cellular phones that the Company sold to the operators.

Operating income – In 2007, the Company recorded a decline in its operating income. This decline is due to the decrease in average handset price during that period (due, inter alia, to the devaluation of the dollar) and to erosion of margins vis-à-vis cellular operators. After neutralizing the nonrecurring management fees, as specified above, the Company recorded a significant increase in the volume of its operating income during the first half of 2008 compared to the corresponding period last year – this mainly because of the increase in sales.

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PAGE 40, CLAUSE 1.1.4

1.1.4	Other Revenues

As set forth above, in addition to the Company’s revenues from the sale of new handsets, the Company also derives revenues from the sale of replacement parts and repairs, from the sale of accessories and from the sale of Samsung handsets to Dynamica (a sister company). The revenues from the sale of replacement parts, repairs and accessories are expected to constitute less than 7% of the Company’s volume of revenues in 2008. It was assumed that between the years 2009 – 2012, the ratio of these revenues will be 7% of the Company’s total revenues, similarly to 2008 as stated. The sales to Dynamica in 2008 are expected to constitute about 5% of the Company’s total revenues in 2008. For the years 2009 – 2012, a gradual increase was assumed in the ratio of revenues from Dynamica to the Company’s total revenues, from about 5% in 2008, as stated, to about 6% in 2012, this due to the expansion of the chain’s activities and Dynamica’s policy of increasing its volume of sales of Samsung handsets to end customers.

PAGE 45, CLAUSE 7

Following is a sensitivity analysis of the value of Suny Telecom’s operations in relation to the total revenues in each of the years of the model, and in relation to the operating income ratio in each of the years of the model:

		Change in the total revenues
		-5.0%	-2.5%	0%	2.5%	5.0%
Change in the operating income ratio	-1.0%	155,954	160,935	165,915	170,895	175,875
	-0.5%	167,162	172,437	177,712	182,987	188,262
	0	178,369	183,939	189,509	195,079	200,649
	0.5%	189,576	195,441	201,306	207,171	213,036
	1.0%	200,784	206,944	213,103	219,263	225,423

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